UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 2, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Earnings **Release**

4th quarter of 2022 (BR GAAP)



Strategy highlights

Our customer is at the center of the strategy of the Best Consumer Company in Brazil. The acquisition and, in particular, the **loyalty of customers** by providing products that are better suited to their needs allied to an enhanced experience, are fundamental pillars. In 2022, our loyal customer base saw an increase of 5%, totaling 8.7 million customers, while our overall base expanded by 12%, reaching 60.1 million customers. This translated into greater business generation, as our services were utilized more frequently, and revenue from loyal customers, meaning those who had purchased six or more products, advanced by 41% over the year.

During the same period, our **Profitability (ROAE) was 16.3% and Managerial Net Profit amounted to R$ 12,900 million** in the year, down by 21.1% in comparison to 2021. This reflects our strategy of anticipating credit cycles, which was implemented in 4Q21, with more selective lending putting pressure on revenues, combined with a deterioration in the cost of credit, as well as the impact of the subsequent Wholesale segment event.

Financial highlights

Customer NII
+22.4% YoY
-2.6% QoQ

Fees
+2.3% YoY
+7.2% QoQ

Greater transactionality and offering **mitigate the impact** of more selective lending

Allowance for loan losses
+72.7% YoY
+18.6% QoQ

NPL 90 days: 3.1%
+0.39p.p. YoY
+0.06p.p. QoQ

NPL 15-90 days: 4.5%
+1.01p.p. YoY
+0.22p.p. QoQ

Under control and with compatible performance for the current stage of the cycle. Allowance for loan losses was impacted by a subsequent event in the Wholesale segment

Expenses
+7.0% YoY
+6.3% QoQ

Growth below the collective bargaining agreement, in line with inflation

Loan Portfolio
R$ 490 billion
Dec/22

Growth of 5.8% in 12 months, highlighted by Retail

VIDEOCONFERENCE | February 2nd, 2023 | 10:00 (BRT) - 08:00 (NYT)
It will be held in English with simultaneous translation into Portuguese
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In 2023, we will continue to build on our story of evolution and transformation through clearly defined growth levers.

(i) **Controlled cost of credit.** Beginning in the fourth quarter of 2021, we adopted adjustment measures to align our operations, seeking to position ourselves appropriately in response to credit cycles. Since then, we have become more selective in originating new loans and have observed a deterioration in credit conditions, as anticipated. These expected and temporary effects are consistent with our long-term vision. The more recent loan vintages have been performing well, with NPL indicators reflecting higher quality than those of older vintages. Furthermore, we have returned to more adequate levels of "loss absorption," leading to increased profitability for newer loan vintages.

(ii) **Franchise growth.** In 2022, we started to develop a new transformation cycle, with the ambition of being the best consumer company in the country by taking a deeper look at the customer dimension, from sales to after-sales. During the year, we reached 60.1 million customers and will keep growing by seizing customer acquisition opportunities across our ecosystem. We will also enhance the profitability and loyalty of our customers through greater transactionality, recurring use of our services, and by constantly improving their satisfaction with our service. This service is underpinned by the modernization and integration of our sales channels, which are accessible to customers wherever they desire. The opening of 51 new stores was a highlight, furthering the expansion of the physical network in strategic regions, along with the relaunch of Santander Perto, with 15 stores.

(iii) **Enhanced culture of productivity and efficiency**, a fundamental pillar of our strategy. We remain an industry benchmark thanks to several recurring initiatives, such as reducing the cost to serve across all operating segments and streamlining our processes and products. Moreover, we continue to strengthen our technology culture through the consolidation of F1RST – our technology company – and the creation of SX TOOLS – our operational process company, while maintaining the speed of system deployments at a record level.

(iv) **Business expansion.** Our growth is supported by a variety of business levers. In Investments, through AAA, which continues to move forward with its expansion plan, and Toro, advancing at an accelerated pace. In Insurance, we remain determined to reach R$ 15 billion in premiums this year by leveraging our comprehensive platform. In Cards, we posted record results and turnover and consolidated successful partnerships. In the Companies segment, we delivered the best result in our history and are making further investments to become the premier platform for businesses in the country. In SMEs, we set a record in account openings, and made progress with SX Integra. In the Wholesale segment, we hold leadership positions on several fronts, including foreign exchange, commodities, and cash management. Additionally, we must also highlight the Agro ecosystem, whose portfolio growth is now complemented by the services offered by WayCarbon and Gira. Moreover, our Consumer Finance division, the largest in the country, remains a market leader in auto loans for individuals, with the ambition to extend this leadership even further.

In parallel to all these initiatives, we have reinforced our culture, which is oriented towards growth and profitability, enabling the development of our talents through meritocracy and diversity. Here, we say that "everyone is all business", thinking like a customer and a salesperson – with everyone always striving for the best version of themselves.

We remain steadfast in building our growth and transformation story, with a team that is increasingly horizontal and the protagonist of its own ambition.

Mario Leão

CEO of Santander Brasil



On the way to build for the Best Consumer Company in Brazil

Four strategic pillars:

1 Customer centricity

2 Sales Channels

3 Innovation and Profitability

4 Culture People

A vision suited to each customer profile

To ensure the **satisfaction** of our customers, we optimize their **experience**. We continue to advance in this quest by presenting simple and suitable offerings for each profile.

We are constantly evolving our offering, integrating sales channels, enhancing self-service and customer service to boost customer loyalty and profitability. During the year, we acquired 8.9 million customers and continued to capitalize on synergies and cross-selling opportunities in our ecosystem, such as, for example, the aquisition of 390,000 customers at our Consumer Finance and 323,000 at Prospera. Thanks to a clear and transparent approach, we reached 3.4 million active inbound consents via Open Finance, +2.7x more than outbound requests, enabling us to increase our portfolio by R$ 100 million through the use of data. As a result, we saw rises of 12% in total customers and 5% in loyal customers in the year. We utilize the search for more qualified customers as a growth lever, focusing on (i) loyal customers, whose revenues grew by 41% over the year, and (ii) high-income customers (i.e. Select), which already total 731,000, with the ambition of reaching 1 million in 2023, and currently account for 59% of investments among individuals. A loyal Select customer generates 8x more revenue than an individual retail customer.

We already serve over ¼ of the country's population

60.1 million customers[1]

Greater loyalty and profitability

6x higher Revenue from loyal customers vs non-loyal ones

NPS

54 NPS Individual +4 QoQ

Onboarding **71pts**[2] +1 QoQ

Cards **82pts**[2] +2 QoQ

"Consórcios" **85pts**[2] -4 QoQ

Investments **75pts** +8 QoQ

Insurance **81pts**[2] +7 QoQ

Mortage **84pts**[2] +6 QoQ

Loyal Customers (million)


+5% YoY
8.3
8.6
8.7
Dec 21
Sep 22
Dec 22

Digital Customers[3] (million)


+11% YoY
18.3
19.9
20.4
Dec 21
Sep 22
Dec 22

Total Active Customers (million)


+5% YoY
30.3
31.5
31.8
Dec 21
Sep 22
Dec 22

[1] Includes 1.6 million Return customers as of Dec/22 [2] Moment of purchasing the product [3] Customers who have accessed any digital channel (IB, Mobile, Way, Financial Portal, and others) in the last 31 days

Four strategic pillars:

1 Customer centricity

2 **Sales Channels**

3 Innovation and Profitability

4 Culture People

Available whenever and wherever our customers choose to be served

Physical channel

Oriented toward the customer flow in stores and growing our operations, especially in strategic regions (Midwest, North and Northeast), where average monthly revenues are increasing by 22% YoY per store. We continued to expand the Bank to Go model, which generated 272,000 sales over the year, with an ambition of 270,000 sales per month by December 2023.

13 million visits per month

Greater proximity and availability

66 stores opened in the year[1]

Remote channel

50% of services are performed outside of regular business hours. We aim to boost service effectiveness, with first-call resolution rising from 81% in January 2021 to 95% in December 2022.

10.3 million inquiries/month

Digital channel

Thanks to our extensive reach and business-capturing potential, we attained 541 million total visits[2] per month and generated 45 million new contracts for the year (+17% YoY). Each month, our self-service Gent& serves 3.5 million customers (+75% YoY). We continue to support our consumers by offering tailored financial advice through the app for individuals, including 50 million consumption awareness recommendations.

Fundamental pillar of our multi-channel offering

97% of all transactions occur via digital channels

External channel

Present in 44% of all Brazilian municipalities, (+9 p.p. YoY), our monthly loan volume was R$ 1.6 billion. This quarter, we relaunched Santander Perto with 15 stores opened, delivering better availability and greater proximity through more compact and profitable stores.

External channel in expansion

15.6 thousand of points of sales

+3.3x QoQ

Multi-channel index[3] **of loyal customers**

98%

[1] Including Santander Perto Stores [2] Website, IB and APP visit [3] Customers who have accessed more than two channels over the past 90 days



Four strategic pillars:

1. Customer centricity
2. Sales Channels
3. **Innovation and Profitability**
4. Culture People

Investing in strategic businesses

We keep transforming our investment platform, delivering an **increasingly robust portfolio** and a **fresh digital experience**.

Santander AAA

Revolutionizing the conventional paradigm of investment advisory. We are moving forward quickly with our expansion plan, and we already have **592 advisors** with a presence in **41 cities**. The ambition is to achieve **1,300 advisors** and **75 cities** by 2Q23.

Ambition for 2023

+15% **in revenue growth from retail investments**

TORO

It is solidifying its position in the investment advisory and financial planning market, **experiencing exponential growth**. We reached **1.2 million accounts** (+80% YoY) and **7 million** unique **visits** each month (+200% YoY).

AuC growth
Dec/22

R$ 10 billion
+100% YoY

On top of that...
Our **new investment portal**, where customers can **manage their assets in a contextualized, aggregated, and individualized manner**, was launched in August 2022 and currently attracts **5 million monthly visits and generates 100,000 sales every month.**



Four strategic pillars:

1. Customer centricity
2. Sales Channels
3. **Innovation and Profitability**
4. Culture People

Committed to developing **a benchmark ecosystem in insurance**

We wrote **R$ 10.8 billion** in premiums in 2022, an increase of **28%** in two years, with the ambition of reaching **R$ 15 billion** in 2023. We have a strong position in personal insurance, with a **13%** share in premiums and a focus on personal accident insurance, where we hold a **18%** share. With **64%** of credit originations eligible for insurance, we have also set the standard for credit life product penetration.

Santander Corretora

In Open insurance, we maintained an accelerated pace of new sales (+10% YoY), generating R$ 4.8 billion in premiums (+7% YoY) for the year. In credit life insurance, despite the challenging environment, we remain resilient thanks to our expanded offering for new payroll loan agreements.

helpS

Introduced in June 2022, our 24-hour assistance service continues to grow its customer base, which reached 40,000, enjoying a strong presence in the Auto segment. We have a high level of customer satisfaction, as indicated by our NPS score of 70 points.



Santander Auto

30% of all Consumer Finance financing includes insurance coverage. 100% digital insurance company selling 205,000 policies and R$ 286 million in premiums during the year (+32% YoY). We also continued to broaden our portfolio, with growth in insurance sales in the Open insurance market.

Auto Compara

An entirely online auto insurance offering. This year, we achieved 4.3 million hits and R$ 924 million in gross premiums written (+16% YoY). With the goal of providing the best experience for our customers, we began to offer new insurance companies on the platform.



Four strategic pillars:

1 Customer centricity

2 Sales Channels

3 Innovation and Profitability

4 Culture People

Growth levers


Santander
UNIQUE
MARCELO R PRADO
MARCELO R PRADO
VISA
Infinite

Cards: focused on the **customer experience**

R$ 338 billion
Total turnover
(+10% YoY)

With the **experience** of our customers in mind, we released Tag Santander Sem Parar, which provides them with savings and convenience, and the partnership with Apple Pay, which achieved records in both speed and customer capture. In addition, we revisited our value proposition for the high-income segment, where we attained **record-breaking cards sales** (+46% YoY). Moreover, we proceeded with our customer acquisition strategy of focusing on customers with a better risk profile, reaching **98%** in customers acquired from the Bank.

Payroll loans: ambition of growing **the portfolio by 26% YoY in 2023**

We remained with the strategy of digitalizing our processes, improving the customer journey, which allowed us to reach **17%** origination market share in December 2022, up by 2 p.p. in the year. Our origination growth in 4Q22 exceeded that of the market when compared to the same period of the preceding year.

R$ 59.6 billion loan portfolio

"Consórcios": suitable offering for an environment of high interest rates and credit constraints

This year, we set a new origination high of **R$ 14.7 billion** (+42% YoY), with the ambition of achieving R$ 18 billion in 2023. Our **portfolio** currently stands **at R$ 32.2 billion**, representing an increase of 22% in 12 months. We are market benchmark for "consórcio" awarding, among banks, with 36% of our active portfolio having been awarded over the past 24 months.

Origination at a **record level** in 2022, **+42% YoY**

Santander

Four strategic pillars:

1 Customer centricity
2 Sales Channels
3 Innovation and Profitability
4 Culture People

Growth levers

Real Estate: focus on customer journey

84 points NPS[1]

Our individual loan portfolio totaled R$ 56.3 billion, rising by 6.2% annually and 1.5% quarterly.

We remain focused on enhancing the customer journey and experience, with the lead time[2] to issue mortgages declining by 40% YoY (from 24 to 14 business days).

Home-equity: market leadership[3]

22% market share[4] **Use Casa**

UseCasa, our home-equity product, has a **R$ 3.9 billion loan portfolio**, implying a 20% YoY rise. With the objective of providing customers with the best offering, we increased the number of collateral options for purchasing the product. Furthermore, we started to offer the SAC amortization system, which allows customers to buy the product with decreasing monthly installments and no adjustments for inflation.

UseImóvel, which is geared toward businesses, has kept up its rapid pace, recording a loan portfolio growth of 34% YoY.

[1] Assessment of new loans in the quarter
[2] Considering the length of time between the submission of all paperwork and the signing of the agreement
[3] Among private-sector banks
[4] Source: Abecip, as of November 2022


Four strategic pillars:
1 Customer centricity
2 Sales Channels
3 Innovation and Profitability
4 Culture People

AGRO ECOSYSTEM

Ambition of a **R$ 50 billion total portfolio in December 2023**

Our Agro ecosystem keeps evolving with offerings and solutions across the entire chain.

Our total **portfolio**[1] reached **R$ 37.5 billion** (+37% YoY), accompanied by a market share of 6% in 2022. We remain focused on investments in technology, process optimization, and specialized personnel, with 300 professionals dedicated to the business.

Moreover, we continue to **explore synergies with Gira**, which specializes in agribusiness receivables management, and **WayCarbon**, Latin America's largest technical consulting firm specializing in climate change, with a focus on originating carbon credit projects and operating in over 1,000 sustainable initiative projects since 2016.

Since 2015 our portfolio has grown by **30% p.a.** (CAGR)

R$ 37.5 billion total agro portfolio[1] (+37% YoY)

[1] Febraban portfolio, taking into account loans, Agro bonds + Rural CDI. As of December 2022

Four strategic pillars:

1 Customer centricity

2 Sales Channels

3 Innovation and Profitability

4 Culture People

Auto Ecosystem

Santander Financiamentos

We maintained our market leadership with a **22% market share**[1] in auto loans to individuals. We have a R$ 68.0 billion loan portfolio, of which 84% are loans to individuals. The LTV of our auto loan portfolio hit 42.4%[2].

In addition, we resumed auto loan origination for both individual and business customers, recording a 20% market share[3] in 2022 (+2 p.p QoQ).

The channel also continues to be a powerful cross-selling tool, attracting new Bank customers, reaching 390,000 acquisitions in the year.

Furthermore, with an enhanced customer journey in mind, we bolstered our service by implementing a new Gent& functionality of human service for customers via WhatsApp. In 2 months of operation, we have already had 6,000 calls related to origination, 5,000 after-sales calls and the formalization of more than 4,000 agreements in defaulted contracts.

Portfolio ambition
+18% YoY in 2023

webmotors

Largest auto platform in the country

26 million
Visits/month

432 thousand
Total ads/month
(+16% YoY)

26 thousand
Individual advertisers/month

52 points
NPS
(+4 points YoY)

[1] Source: Brazilian Central Bank, as of December 2022 [2] As of December 2022. [3] Source: B3


OPEN

Four strategic pillars:

1 Customer centricity

2 Sales Channels

3 Innovation and Profitability

4 Culture People

Focused on becoming **the benchmark platform for companies**

SMEs

Record of new customers: **43,000/month**

We continue to introduce new journeys, functionalities, and enhancements to the customer experience

We have expanded our range of products that may be purchased digitally to include "consórcio", "capitalização" and insurance. In addition, we launched the initiation of payments through the IB and app channels for our business customers via Open Finance.

SX INTEGRA

With R$ 5.3 billion in prepayments per month (+10% QoQ) and more than 6.5 thousand active customers, we have cemented our position as the largest electronic portal for prepayment of receivables on the market.

Wholesale

We are the only global bank with full presence in Brazil

Foreign Exchange

Largest foreign exchange bank for the ninth consecutive year, with a 16% share of overall transaction volume (Brazilian Central Bank ranking), and second largest in foreign trade, with a USD 17 billion portfolio and a 23% market share.

Cash Management

Best Bank for Cash Management in Brazil and Latin America, according to Global Finance. We were pioneers in offering PIX as a means of receiving payments for corporate customers.

Infrastructure

Worldwide leadership in renewable energy financing advisory, with a 28.4% market share of total credit in 2021 (Bloomberg ranking), in addition to being recognized as leaders[1] in Project Finance by Dealogic. Additionally, we are the country's third largest independent energy trader[2] in terms of trading volume.

Agribusiness

Largest agricultural commodities hedging desk in the country and leadership in CBIOs (decarbonization credits) underwriting, with a 54% market share, in addition to operating in energy transition, climate and carbon credit projects.

[1] In transaction volume in 2021

[2] Energy traders that do not own generation assets

Four strategic pillars:

1 Customer centricity

2 Sales Channels

3 Innovation and Profitability

4 Culture People

Expanding the ecosystem


Return

Management and securitization of non-performing assets

In 2017, we started developing a business model for investing in non-performing assets in Brazil.

Our customers, who are predominantly comprised of non-performing credit right investment funds ("FIDCs"), are provided with an IT platform, data science, legal and financial consulting, marketing intelligence, and back-office services.


900

emDia, a debt renegotiation platform, provides customers with the ability to access and renegotiate their debts online, 24 hours a day, 7 days a week.

At the end of 2022, emDia joined forces with Liderança Cobranças, a company that specializes in credit recovery call centers and was acquired by the Santander Group in 2021, becoming a full-service collection platform for its customers, offering both digital and call center solutions.


Bem-vindo :)
ben

Corporate benefits and expense management company. In 2022, we achieved a turnover of R$ 2.5 billion, growing by 58% YoY, as well as 831 thousand active cards, rising by 47% YoY.

Furthermore, we reached 1 million customers, which includes users, companies and commercial establishments, with 399 thousand accredited merchants (+9% YoY) and 2.7 thousand HR customers.

Sim, a personal loan platform for the open market, and +Vezes, a financing platform for goods and services geared toward retailers, merged their operations with the aim of strengthening their market value proposition and maximizing the business potential.

With a focus on innovation in sustainable business lines, we established Energia+, an e-commerce that enables customers to digitally simulate and acquire solar energy generation projects for their homes or commercial properties, thereby streamlining the buying process.


R$3.000,00

#AQUI SUA CHAMA TRANSFORMA

Four strategic pillars:

1 Customer centricity

2 Sales Channels

3 Innovation and Profitability

4 **Culture People**

Our people are **the greatest lever of delight**



Our culture is unique and built on empowerment, meritocracy and diversity, constantly driving our growth and innovation. We also continue to reinforce horizontality, fostering in each of us a sense of self-identity as a businessperson, intimately responsible for the customer experience.

In recognition, for the seventh consecutive year, we were ranked among the **Best Companies to Work For in Brazil** in the financial institutions category (GPTW 2022).

eNPS[1]: **76 pts**

Diversity & Inclusion

30% **Black** employees (+2.7 p.p. YoY)

33% **Women** in leadership roles (+1.9 p.p. YoY)

Santander Academy 2030, **strengthening our culture**

Training centered on the customer experience. Concepts such as customer-centricity, entrepreneurship and innovation, personalizing the experience and building connected and delightful journeys.

97% of employees participated in **training**

71% of **internal courses** are taught by our own employees

[1] eNPS (Employee Net Promoter Score) – measurement of employee satisfaction level


Four strategic pillars:
1
Customer centricity
2
Sales Channels
3
Innovation and Profitability
4
Culture People

ESG

Environmental:
This year, we enabled **R$ 32.2 billion** in sustainable businesses

We support the transition to a low-carbon economy through innovative products and solutions. Our **market share** for **CBIOs** hit **54%** in the year, allowing us to maintain our leadership position. Also, we reaffirmed our commitment to the environment by moving forward with our goal of being net zero by 2050 and launching "Biomas", a company fully dedicated to restoring, conserving, and preserving forests in Brazil, alongside five other partner companies.

Use of **100%** renewable energy, **anticipating 2025 target**

Social:
Since 2002, the "Amigo de Valor" program has benefited more than 1.6 million children and adolescents in vulnerable situations, raising over **R$ 180 million**

We support microentrepreneurs through Prospera Microfinance, which has a portfolio of **R$ 2.5 billion** (+34% YoY) and **885,000 active customers** (+25% YoY). For more than 20 years, we have been engaged in social initiatives, and this year we helped **219,000 people** through our blood donation and volunteer programs. Additionally, we awarded **103,000 scholarships** during the year.

ISE B3
We were selected to join the "ISE" (business sustainability index) for the 13th consecutive year, **climbing 16 positions in the ranking**

Governance:
Promoting ESG in our culture, making it **cross-cutting through all our businesses**

With the inclusion of ESG criteria in executive compensation and backed by a strong commitment from our senior leadership, we continue to diligently manage key risks and opportunities in the ESG field. Moreover, we have a **diverse Board of Directors, with women accounting for 33% of its members** in February 2023.

Euromoney Awards
Recognized for our performance in Latin America in Digital Solutions, Diversity and Inclusion, and Corporate Banking

RESULTS

"The ability to anticipate market trends that we have developed over time, associated with management that strives to position us with a long-term perspective through credit cycles, may be noticed when comparing the performance of our NPL indicators to the market.

In this context, we initiated a process of operational adjustment in 4Q21. We sought to position ourselves adequately to face a macroeconomic environment that was proving to be more challenging, with potential repercussions on credit dynamics. Since then, we have been more selective in our lending, and a deterioration in credit conditions has materialized, as anticipated for this transient stage of the credit cycle.

Due to the pursuit of more qualified customers and changes in the product mix, allied to the greater focus on collateralized transactions (with 65% of our individual loan portfolio being collateralized), we witnessed stronger pressure on the customer NII, where we have seen spreads adjusting accordingly to reflect these profiles. Moreover, the market NII continues to be affected by its negative sensitivity to interest rate hikes, a trend that will persist throughout 2023.

Allowance for loan losses, NPL indicators, and the cost of credit are all consistent with current context and in line with expectations, as newer vintages are concentrated among the highest ratings, driven by the steps taken in connection with more selective lending. Additionally, the Wholesale segment was impacted by a subsequent event.

Our loan portfolio grew by 5.8% annually and 1.1% quarterly, with the Retail segment leading the way. Here, it is important to note that the new vintages already account for 48% of our overall portfolio and have shown healthier loan quality indicators (90-day NPL at 2.3% for new vintages compared to 3.8% for the old vintages).

Fees revenues advanced by 2.3% over the year, supported by stronger transactionality, which partially offset the impact of lending selectivity.

At the same time, we maintained a relentless drive for expense control, with our expenses growing (7% in the year) below the collective bargaining agreement and in step with inflation. Also, we continued to set the industry standard for efficiency, fueled by an obsessive focus on the cost to serve. The annual net profit was R$ 12.9 billion and the ROAE reached 16.3%.

We begin 2023 with a solid balance sheet and a portfolio of higher quality. We have one of the most powerful platforms for individuals in the country, and we will keep investing to make it the best platform for businesses. We will continue to grow sustainably."

ANGEL SANTODOMINGO,
CFO of SANTANDER BRASIL

MANAGERIAL FINANCIAL STATEMENTS[1]	2022	2021	Var.	4Q22	3Q22	Var.
(R$ million)			YoY			QoQ
Net Interest Income	51,827	55,617	-6.8%	12,517	12,598	-0.6%
Allowance for Loan Losses	(23,930)	(13,856)	72.7%	(7,364)	(6,209)	18.6%
Net Interest Income after Loan Losses	27,897	41,761	-33.2%	5,153	6,388	-19.3%
Fees	19,308	18,879	2.3%	5,075	4,734	7.2%
General Expenses	(22,706)	(21,212)	7.0%	(6,049)	(5,691)	6.3%
Personnel Expenses + Profit Sharing	(10,086)	(9,130)	10.5%	(2,663)	(2,540)	4.8%
Administrative Expenses[2]	(12,619)	(12,082)	4.4%	(3,386)	(3,150)	7.5%
Tax Expenses	(4,883)	(4,756)	2.7%	(1,292)	(1,166)	10.8%
Investments in Affiliates and Subsidiaries	115	69	65.7%	26	46	-44.6%
Other Operating Income/Expenses	(4,869)	(9,726)	-49.9%	(1,429)	(991)	44.2%
Operating Income	14,862	25,015	-40.6%	1,482	3,321	-55.4%
Non Operating Income	543	9	n.a.	93	33	n.a.
Net Profit before Tax	15,405	25,024	-38.4%	1,575	3,354	-53.0%
Income Tax and Social Contribution	(2,326)	(8,551)	-72.8%	189	(227)	n.a.
Minority Interest	(179)	(126)	41.9%	(75)	(5)	n.a.
Net Profit[3]	12,900	16,347	-21.1%	1,689	3,122	-45.9%
Accounting Net Profit	12,570	14,988	-16.1%	1,609	3,039	-47.1%

CUSTOMER NII
2022 **+22.4%** YoY
4Q22 **-2.6%** QoQ

EFFICIENCY RATIO
2022 **36.9%** +1.6p.p. YoY
4Q22 **40.6%** +3.2p.p. QoQ

ROAE
2022 **16.3%** -4.9p.p. YoY
4Q22 **8.3%** -7.3p.p. QoQ

	2022	2021	Var.	4Q22	3Q22	Var.
(R$ million)			YoY			QoQ
BALANCE SHEET						
Loan portfolio	489,687	462,749	5.8%	489,687	484,252	1.1%
Individuals	226,302	208,787	8.4%	226,302	220,417	2.7%
Consumer finance	67,970	66,771	1.8%	67,970	67,928	0.1%
SMEs	66,080	61,446	7.5%	66,080	64,508	2.4%
Corporate	129,336	125,744	2.9%	129,336	131,399	-1.6%
Expanded Loan Portfolio[4]	572,663	536,470	6.7%	572,663	565,910	1.2%
Funding from customers[5]	545,316	493,462	10.5%	545,316	527,297	3.4%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized	16.3%	21.2%	-4.9 p.p.	8.3%	15.6%	-7.3 p.p.
Return on average asset excluding goodwill[6] - annualized	1.3%	1.7%	-0.4 p.p.	0.7%	1.3%	-0.6 p.p.
Efficiency ratio[7]	36.9%	35.3%	1.6 p.p.	40.6%	37.4%	3.2 p.p.
Recurrence ratio[8]	85.0%	89.0%	-4.0 p.p.	83.9%	83.2%	0.7 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	3.1%	2.7%	0.4 p.p.	3.1%	3.0%	0.1 p.p.
Coverage ratio (over 90 days)	230%	220%	10.1 p.p.	230%	226%	4.5 p.p.
Delinquency ratio (over 60 days)	3.9%	3.4%	0.6 p.p.	3.9%	3.8%	0.2 p.p.
Delinquency ratio (15 to 90 days)	4.5%	3.5%	1.0 p.p.	4.5%	4.3%	0.2 p.p.
OTHER DATA						
Branches	1,701	1,987	(286)	1,701	1,722	(21)
PABs (mini branches)	1,266	1,384	(118)	1,266	1,277	(11)
"Santander Perto" stores	15	-	15	15	-	15
Own ATMs	11,527	12,561	(1,034)	11,527	11,713	(186)
Shared ATMs	24,374	24,255	119	24,374	24,110	264
Employees	52,603	52,547	56	52,603	51,214	1,389

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect, and other adjustments, as described on pages 31 and 32
[2] Administrative expenses exclude 100% of the goodwill amortization expense
[3] Managerial net profit corresponds to the accounting net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 330 million in 2022, R$ 1,252 million in 2021, R$ 80 million in 4Q22 and R$ 83 million in 3Q22
[4] Including other credit risk transactions (debentures, credit rights investment funds - "FIDC", real estate receivables certificates - "CRI", promissory notes, international distribution promissory notes, and guarantees)
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes ("LCA"), Real Estate Credit Notes ("LCI"), Financial Bills, Certificates of Structured Operations ("COE"), and Secured Real Estate Notes ("LIG")
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,256 million in December 2022, R$ 1,329 million in September 2022 and R$ 1,435 million in December 2021.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries)
[8] Recurrence Ratio: Fees / General Expenses

NET INTEREST INCOME

(R$ million)	2022	2021	Var. YoY	4Q22	3Q22	Var. QoQ
Net Interest Income	**51,827**	**55,617**	**-6.8%**	**12,517**	**12,598**	**-0.6%**
Customers	56,067	45,792	22.4%	13,781	14,143	-2.6%
Product NII	52,965	45,177	17.2%	13,004	13,254	-1.9%
Average Volume	485,094	449,783	7.9%	505,557	490,437	3.1%
Spread (annualized)	10.9%	10.0%	0.87 p.p.	10.2%	10.7%	-0.52 p.p.
Market NII	(4,239)	9,825	n.a.	(1,265)	(1,545)	-18.1%

Net interest income totaled R$ 51,827 million in 2022, representing a 6.8% drop in twelve months, reflecting lower market NII results, given its negative sensitivity to upward yield curve movements.

In the quarter, net interest income declined by 0.6%, as the customer NII was impacted by more selective lending and product mix.

Revenues from customer operations climbed by 22.4% over the year, with positive performances in the product NII, thanks to higher loan volumes and product mix, as well as in funding spreads, which accompanied the movement of interest rates.

In the quarterly comparison, the **customer NII fell by 2.6%,** influenced by greater lending selectivity and the change in the mix, with a focus on collateralized products. Funding NII was affected by fewer working days.

The **market NII amounted to - R$ 4,239 million in 2022**, a reduction compared to 2021, due to its sensitivity to the yield curve.

EVOLUTION OF NET INTEREST INCOME
R$ million



10.2%
11.3%
11.5%
10.7%
10.2%
10.0%
10.9%
-0.6%
-6.8%
14,150
1,875
12,275
13,938
84
13,854
12,775
(1,513)
14,288
12,598
(1,545)
14,143
12,517
(1,265)
13,781
55,617
9,825
45,792
51,827
(4,239)
56,067
4Q21
1Q22
2Q22
3Q22
4Q22
2021
2022
Customers
Market NII
Spread (p.a.)

FEES – REVENUES FROM BANKING SERVICES


Santander

(R$ million)	2022	2021	Var. YoY	4Q22	3Q22	Var. QoQ
Cards	5,510	4,981	10.6%	1,438	1,342	7.2%
Insurance fees	3,606	3,555	1.4%	1,121	912	23.0%
Current Account Services	3,828	3,812	0.4%	948	949	-0.1%
Asset Management and "Consórcios"	1,257	1,338	-6.0%	336	266	26.4%
Credit Operations	1,486	1,510	-1.6%	398	386	3.0%
Collection Services	1,406	1,511	-7.0%	333	355	-6.2%
Securities Brokerage and Placement	1,481	1,323	12.0%	368	343	7.4%
Other	734	848	-13.5%	133	182	-26.9%
Total	**19,308**	**18,879**	**2.3%**	**5,075**	**4,734**	**7.2%**

Revenues from banking services and fees reached R$ 19,308 million in 2022, highlighted by 4Q22, which exceeded R$ 5.0 billion**, as the stronger transactionality mitigated the impact of the lower loan volume.** The annual rise of 2.3% was driven by higher revenues from cards and securities brokerage and placement fees.

In three months, these revenues advanced by 7.2%, thanks to increased transactionality and loyalty, highlighted by revenues from insurance, cards and "consórcios" fees.

Card revenues came to **R$ 5,510 million** in the year, meaning a 10.6% annual increase, which reflected the higher turnover. In the quarter, these revenues saw growth of 7.2%, owing to stronger sales turnover, given the seasonal effect of year-end sales.

Insurance fees totaled **R$ 3,606 million** in 2022, a 1.4% rise in the year, spurred by the increase in new insurance and credit life insurance sales, which, despite more selective lending, witnessed growth due to the expansion of the offering for new payroll loan agreements. The 23.0% rise in these fees over the quarter is explained by the concentration of policy renewals in the period.

Current account service fees were **R$ 3,828 million** in the year, remaining virtually stable in both twelve and three months. The expansion of the customer base and greater transactionality offset the growth in PIX transactionality, demonstrating the resilience of this line.

Asset management and "Consórcios" fees stood at **R$ 1,257 million** during the period, implying an annual decrease of 6.0%, influenced by changes in the mix, given the shift to fixed income funds, which was spurred by the interest rate level. In the quarter, these revenues went up by 26.4% due to increased "consórcios" origination and the regulatory change in accounting for "consórcios" revenues that took place in the previous quarter.

Fees from credit operations amounted to **R$ 1,486 million** in 2022, down by 1.6% in twelve months, affected by greater selectivity in lending during the period, as previously noted. In three months, these fees increased by 3.0% on the back of higher revenues from registration fees.

Securities brokerage and placement service fees totaled **R$ 1,481 million** in the period, up by 12.0% over the year and 7.4% in the quarter, given stronger activity in the securities placement and M&A market.

Other fees reached **R$ 734 million** in 2022, falling by 13.5% on a yearly basis and 26.9% in quarterly terms, attributable to lower revenues from asset appraisal fees, which accompanied the more selective lending.



GENERAL EXPENSES
(ADMINISTRATIVE + PERSONNEL)

General expenses reached R$ 22,706 million in 2022, implying an increase of 7.0% in the year, in line with the inflation[1].

In three months, general expenses grew by 6.3%, influenced by the collective bargaining agreement in September 2022.

Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 19,978 million in 2022, up by 6.7% annually and 6.2% quarterly, due to higher personal and administrative expenses in both periods.

Personnel expenses were R$ 10,086 million in the year, growing by 10.5% in twelve months, impacted by the collective bargaining agreement in 2021, which was applied to the salary base since September 2021 and affected the first eight months of 2022, as well as the 2022 collective bargaining agreement, with effects beginning in September 2022. In three months, these expenses advanced by 4.8%, influenced by the collective agreement effective from 2022.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 9,891 million in 2022, rising by 3.1% in the year, attributable to higher data processing, and outsourced and specialized service costs, given the increase in inflation in the period, allied to higher transportation and travel expenses. In three months, administrative expenses grew by 7.6%, on the back of higher costs with data processing and advertising, promotions and publicity, given the seasonal effect of the quarter.

Depreciation and amortization expenses, excluding the goodwill effect, came to R$ 2,728 million in the period, climbing by 9.7% in twelve months and 7.1% in three months, explained by the investments made in software and hardware.

(R$ million)	2022	2021	Var. YoY	4Q22	3Q22	Var. QoQ
Outsourced and Specialized Services	2,457	2,420	1.5%	657	649	1.1%
Advertising, promotions and publicity	615	601	2.4%	189	161	17.0%
Data processing	2,879	2,752	4.6%	774	713	8.7%
Communications	349	412	-15.4%	86	79	8.9%
Rentals	895	863	3.6%	223	224	-0.3%
Transport and Travel	180	117	53.7%	48	46	4.2%
Security and Surveillance	538	540	-0.3%	132	133	-0.6%
Maintenance	311	312	-0.1%	79	73	8.5%
Financial System Services	359	383	-6.4%	100	94	7.0%
Water, Electricity and Gas	205	189	8.2%	43	43	1.1%
Material	135	122	10.7%	35	24	47.2%
Other	969	884	9.6%	285	226	25.9%
Subtotal	**9,891**	**9,596**	**3.1%**	**2,652**	**2,465**	**7.6%**
Depreciation and Amortization[2]	2,728	2,486	9.7%	734	685	7.1%
Total Administrative Expenses	**12,619**	**12,082**	**4.4%**	**3,386**	**3,150**	**7.5%**
Compensation[3]	6,698	5,905	13.4%	1,726	1,705	1.2%
Charges	1,575	1,599	-1.5%	430	395	8.9%
Benefits	1,642	1,494	9.9%	458	393	16.7%
Training	62	55	13.8%	15	19	-22.3%
Other	109	77	41.2%	34	29	18.7%
Total Personnel Expenses	**10,086**	**9,130**	**10.5%**	**2,663**	**2,540**	**4.8%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	19,978	18,726	6.7%	5,315	5,005	6.2%
Total General Expenses	**22,706**	**21,212**	**7.0%**	**6,049**	**5,691**	**6.3%**

[1] Source: IBGE: 12-month rolling inflation up to December 2022 - http://www.ibge.gov.br [2] Excluding 100% of goodwill amortization expenses, which amounted to R$ 330 million in 2022, R$ 1,252 million in 2021, R$ 80 million in 4Q22 and R$ 83 million in 3Q22 [3] Including profit-sharing



EFFICIENCY RATIO: 36.9%

in 2022, a healthy level. In the year, the efficiency ratio increased by 1.6 p.p.

We remain committed to an ongoing pursuit of efficiency, using an **omni-channel approach, through platform integration and process industrialization**. In the quarter, the indicator hit 40.6%.


37.4%
36.0%
33.9%
37.4%
40.6%
35.3%
36.9%
4Q21
1Q22
2Q22
3Q22
4Q22
2021
2022

Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 4,869 million in 2022.

	2022	2021	Var.	4Q22	3Q22	Var.
(R$ million)			YoY			QoQ
Expenses from credit cards	(3,996)	(3,213)	24.4%	(796)	(1,484)	-46.3%
Net Income from Capitalization	665	588	13.1%	188	168	11.4%
Provisions for contingencies[1]	(1,478)	(1,586)	-6.8%	(462)	(133)	n.a.
Other	(60)	(5,515)	n.a.	(358)	457	n.a.
Other operating income (expenses)	**(4,869)**	**(9,726)**	**-49.9%**	**(1,429)**	**(991)**	**44.2%**

[1] Including tax, civil and labor provisions

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses totaled **R$ 23,930 million** in 2022, representing increases of 72.7% annually and 18.6% quarterly, given the higher NPL among individual customers and provisioning of a subsequent event in the Wholesale segment during the quarter.

Income from the **recovery of written-off loans** dropped by 12.0% in the full-year period and 19.0% in the quarter.

The 12-month cost of risk **reached 4.4%**, up by 1.7 p.p. on an annual basis and 0.6 p.p. in quarterly terms, while the 3-month indicator **hit 5.2%**, representing a 0.7 p.p. rise in the quarter. Both periods were impacted by a subsequent event in the Wholesale segment during the quarter, in addition to a still negligible improvement in the cost of credit, due to the anticipation of cycles conducted since 4Q21.

ALLOWANCE FOR LOAN LOSSES AND COST OF CREDIT R$ million



2.7%
3.0%
3.4%
3.8%
4.4%
2.7%
4.4%
2.8%
3.5%
4.3%
4.5%
5.2%
3,693
4,612
5,745
6,209
7,364
13,856
23,930
4,494
5,352
6,469
7,064
8,056
17,278
26,941
(801)
(740)
(724)
(854)
(692)
(3,422)
(3,010)
4Q21
1Q22
2Q22
3Q22
4Q22
2021
2022
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit 3-month
Cost of credit 12-month

Provision expenses grew by 55.9% in the full year and 14.0% in the 3-month period, affected by a subsequent event, as previously noted.

Income from the recovery of written-off loans decreased by 12.0% in the full-year period, with an average recovery of R$ 753 million per quarter in 2022, against an average of R$ 856 million in 2021. On a quarterly basis, income from the recovery of written-off loans declined by 19.0%.

BALANCE SHEET

Total assets amounted to R$ 1,048,518 million in December 2022, an increase of 8.8% in the year, reflecting growth in interbank liquidity investments, loan portfolio, and foreign exchange portfolio. On a quarterly basis, total assets grew by 4.2%, with the foreign exchange portfolio growing the most. In December 2022, shareholders' equity reached R$ 82,062 million, an increase of 4.2% in the year, or R$ 80,806 million if we disregard the goodwill balance, increasing 4.5% in the year.

ASSETS	Dec-22	Dec-21	Var.	Sep-22	Var.
(R$ million)			12M		3M
Current Assets and Long-term Assets	**1,034,164**	**950,440**	**8.8%**	**992,747**	**4.2%**
Cash and Cash Equivalents	14,420	16,387	-12.0%	6,884	109.5%
Interbank Investments	69,677	33,629	107.2%	74,786	-6.8%
Securities and Derivative Financial Instruments	227,359	248,796	-8.6%	233,482	-2.6%
Interbank Accounts	95,643	88,377	8.2%	96,767	-1.2%
Lending Operations	379,882	356,348	6.6%	372,924	1.9%
Other Receivables	245,192	205,351	19.4%	205,719	19.2%
Other Assets	1,991	1,552	28.3%	2,186	-8.9%
Permanent Assets	**14,354**	**12,936**	**11.0%**	**13,964**	**2.8%**
Temporary Assets	947	428	120.9%	897	5.5%
Fixed Assets	6,115	6,384	-4.2%	6,032	1.4%
Intangibles	7,292	6,123	19.1%	7,035	3.6%
Total Assets	**1,048,518**	**963,376**	**8.8%**	**1,006,711**	**4.2%**
Total Assets (excluding goodwill)	**1,047,262**	**961,941**	**8.9%**	**1,005,382**	**4.2%**

LIABILITIES	Dec-22	Dec-21	Var.	Sep-22	Var.
(R$ million)			12M		3M
Current Liabilities and Long-term Liabilities	**965,103**	**882,997**	**9.3%**	**922,918**	**4.6%**
Deposits	420,929	403,640	4.3%	414,921	1.4%
Money Market Funding	109,761	95,649	14.8%	101,387	8.3%
Funds from Acceptance and Issuance of Securities	127,409	95,381	33.6%	119,803	6.3%
Interbank Accounts	14	17	-16.2%	2,658	-99.5%
Interbranch Accounts	6,093	5,426	12.3%	5,235	16.4%
Borrowings	67,751	79,734	-15.0%	77,555	-12.6%
Domestic Onlendings - Official Institutions	13,970	11,853	17.9%	11,753	18.9%
Derivative Financial Instruments	19,858	24,647	-19.4%	27,235	-27.1%
Other Payables	199,317	166,651	19.6%	162,373	22.8%
Deferred Income	**-**	**382**	**n.a.**	**-**	**n.a.**
Minority Interest	**1,353**	**1,257**	**7.6%**	**1,387**	**-2.4%**
Equity	**82,062**	**78,740**	**4.2%**	**82,406**	**-0.4%**
Total Liabilities	**1,048,518**	**963,376**	**8.8%**	**1,006,711**	**4.2%**
Equity (excluding goodwill)	**80,806**	**77,305**	**4.5%**	**81,077**	**-0.3%**

SECURITIES

The securities portfolio totaled R$ 227,359 million in December 2022, down by 8.6% in twelve months, due to a decline in public securities (-21.5%).

In three months, this portfolio experienced a 2.6% drop, explained by a 24.2% decrease in financial instruments.

	Dec-22	Dec-21	Var.	Sep-22	Var.
(R$ million)			12M		3M
Public securities	147,187	187,540	-21.5%	151,046	-2.6%
Private securities	59,056	40,166	47.0%	54,562	8.2%
Financial instruments	21,116	21,090	0.1%	27,874	-24.2%
Total	**227,359**	**248,796**	**-8.6%**	**233,482**	**-2.6%**

LOAN PORTFOLIO

The loan portfolio reached R$ 489,687 million in December 2022, representing an annual increase of 5.8% (or 6.5% excluding the effect of foreign exchange fluctuations), as all segments delivered growth during the period, including 8.4% in loans to individuals, 7.5% in SMEs loans, 2.9% in corporate loans, and 1.8% in consumer finance loans. Moreover, loans originated from January 2022 onwards have exhibited a more adequate profile, already accounting for 48% of the overall portfolio.

Compared to the prior quarter, the loan portfolio expanded by 1.1% (or 1.4% without the impact of foreign exchange), led by a 2.7% increase in the portfolio of loans to individuals.

The expanded loan portfolio, which includes other credit risk transactions and guarantees, closed the year at R$ 572,663 million, meaning a 12-month growth of 6.7% (or 7.3% if we disregard the impact of foreign exchange fluctuations) and a 3-month increase of 1.2% (or 1.5% excluding the FX fluctuation effect).

The balance of the foreign currency portfolio, comprising dollar-indexed loans, reached R$ 42,453 million, which represents annual and quarterly gains of 41.8% and 3.1%, respectively.

In December 2022, loans to individuals represented 46.2% of the overall portfolio balance, up by 1.1 p.p. in comparison to the same period one year earlier and 0.7 p.p. relative to September 2022. In contrast, the corporate segment saw its share of the overall portfolio balance fall by 0.8 p.p. in twelve months and 0.7 p.p. in three months, reaching 26.4% in the period.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT

	Dec-22	Dec-21	Var.	Sep-22	Var.
(R$ million)			12M		3M
Individuals	226,302	208,787	8.4%	220,417	2.7%
Consumer Finance	67,970	66,771	1.8%	67,928	0.1%
SMEs	66,080	61,446	7.5%	64,508	2.4%
Corporate	129,336	125,744	2.9%	131,399	-1.6%
Total portfolio	**489,687**	**462,749**	**5.8%**	**484,252**	**1.1%**
Other credit related transactions	82,976	73,721	12.6%	81,658	1.6%
Total expanded credit portfolio	**572,663**	**536,470**	**6.7%**	**565,910**	**1.2%**

The portfolio of deferred loans totaled R$ 18.7 billion in December 2022, resulting from the amortization of R$ 31.2 billion, or 62.6% since 2Q20.

The 15-to-90-day NPL volume hit 3.3%, down by 0.1 p.p. from 3Q22.

Meanwhile, the over-90-day NPL reached 1.2%, remaining stable relative to the previous quarter.

VARIATION OF **LOAN PORTFOLIO** R$ million


484,252
5,885
42
1,571
-2,063
489,687
Sep-22
Individuals
Consumer Finance
SMEs
Corporate
Dec-22

LOAN PORTFOLIO **BY PRODUCT**

	Dec-22	Dec-21	Var.	Sep-22	Var.
(R$ million)			12M		3M
Individuals					
Leasing / Auto Loans	4,510	4,385	2.9%	4,416	2.1%
Credit Card	46,817	44,807	4.5%	44,439	5.4%
Payroll Loans	59,624	53,302	11.9%	57,504	3.7%
Mortgages	56,263	52,993	6.2%	55,405	1.5%
Agricultural Loans	10,152	9,465	7.3%	9,708	4.6%
Personal Loans / Others	48,936	43,836	11.6%	48,945	0.0%
Total Individuals	**226,302**	**208,787**	**8.4%**	**220,417**	**2.7%**
Consumer Finance	**67,970**	**66,771**	**1.8%**	**67,928**	**0.1%**
Corporate and SMEs					
Leasing / Auto Loans	3,361	3,292	2.1%	3,359	0.1%
Real Estate	2,006	1,777	12.9%	1,849	8.5%
Trade Finance	39,451	30,689	28.6%	38,677	2.0%
On-lending	12,099	9,951	21.6%	9,712	24.6%
Agricultural Loans	5,451	3,936	38.5%	5,798	-6.0%
Working capital / Others	133,048	137,546	-3.3%	136,512	-2.5%
Total Corporate and SMEs	**195,415**	**187,191**	**4.4%**	**195,907**	**-0.3%**
Total Credit	**489,687**	**462,749**	**5.8%**	**484,252**	**1.1%**
Other Credit Risk Transactions with customers	82,976	73,721	12.6%	81,658	1.6%
Total Expanded Credit Portfolio	**572,663**	**536,470**	**6.7%**	**565,910**	**1.2%**

LOANS TO **INDIVIDUALS**

Loans to individuals totaled R$ 226,302 million in December 2022, up by 8.4% from the same period in 2021, with growth across all products, particularly payroll loans (11.9%), personal/other loans (11.6%), mortgage loans (6.2%) and credit cards (4.5%).

In three months, loans to individuals grew by 2.7%, with credit cards (5.4%), payroll loans (3.7%), and mortgage loans (1.5%) making the greatest contributions.

In December 2022, 65% of the overall individual loan portfolio (including Santander Financiamentos) was backed by collateral.

The credit card portfolio reached R$ 46,817 million, advancing by 4.5% in the year and 5.4% over the quarter, thanks to increased turnover. We have focused on higher quality in the issuance of new loans, underpinned by a more favorable risk profile, reaching 98% in customers acquired from the Bank.

The mortgage loan product rose by 6.2% annually and 1.5% quarterly, for a total of R$ 56,263 million, in tandem with our focus on collateralized products.

Payroll loans came to R$ 59,624 million, growing by 11.9% in the year and 3.7% in the quarter. This product is being prioritized due to its risk profile and importance to customer loyalty.

The personal/other loans balance was R$ 48,936 million, rising by 11.6% on an annual basis and remaining stable in quarterly terms.

CONSUMER FINANCE

The consumer finance portfolio was **R$ 67,970 million**, a year-over-year rise of 1.8%, which was largely attributable to the portfolio of auto loans to businesses (37.0%). On a quarterly basis, the consumer finance portfolio remained stable. Our portfolio LTV hit 42.4%[1].

During the year, we remained market leaders with a share of **22%**[2] for auto loans to individuals, alongside a market share of 15% for the goods & services portfolio relative to our total consumer finance loan portfolio.

LOAN PORTFOLIO COMPOSITION

December 2022, Individuals and Corporate & SMEs


Goods & Services
15%
85%
Auto Loans

The overall portfolio of auto loans to individuals, which comprises operations conducted by both the financing unit (bank correspondents) and Santander's branch network, reached R$ 57,717 million in the quarter, expanding by 0.6% over twelve months and 0.3% in three months.

CORPORATE & SMES LOANS

The corporate & SMEs loan portfolio totaled **R$ 195,415 million**, a **4.4%** year-over-year growth (or a 5.9% rise excluding the impact of foreign exchange fluctuations), driven by the solid performance of the trade finance loan portfolio (28.6%).

In three months, the corporate & SMEs loan portfolio declined by **0.3%** (or a 0.5% increase if we disregard the exchange rate impact).

Moreover, our portfolio balance linked to government programs was **R$ 8,911 million** at the end of the year.

The corporate loan portfolio came to R$ 129,336 million, an increase of 2.9% (or up by 4.9% if currency fluctuations are disregarded). On a quarterly comparison, this portfolio decreased by 1.6% (or a 0.5% decline excluding the effect of foreign exchange fluctuations).

The SMEs loan portfolio totaled R$ 66,080 million, meaning an increase of 7.5% in the year. In three months, this portfolio grew by 2.4%, primarily owing to new loans originated in connection with government programs. As a result, the portfolio balance associated with government programs among SMEs reached R$ 7,860 million in December 2022, accounting for 88% of our overall balance in these programs.

LOAN PORTFOLIO BY RISK LEVEL

In December 2022, portfolios rated "AA and A" represented 71.2% of our total loan book, down by 1.89 p.p. from December 2021, while portfolios rated "B to D" dropped by 0.81 p.p. over the same period. Finally, "E to H" portfolios saw their share increase by 2.70 p.p., affected by a subsequent event as previously stated.

It should be noted that 65% of our portfolio of loans to individuals is collateralized.


Dec-21: D-H 9%, C 8%, B 10%, A 30%, AA 43%
Mar-22: D-H 10%, C 8%, B 10%, A 30%, AA 41%
Jun-22: D-H 11%, C 8%, B 10%, A 30%, AA 42%
Sep-22: D-H 11%, C 7%, B 10%, A 30%, AA 42%
Dec-22: D-H 12%, C 7%, B 9%, A 30%, AA 41%
D-H
C
B
A
AA

[1] As of December 2022. [2] Source: Brazilian Central Bank, as of December 2022

DELINQUENCY RATIO

OVER-90-DAY[1]



4.0%
3.0%
3.6%
4.0%
4.1%
4.3%
4.3%
Individuals
2.9%
2.1%
2.7%
2.9%
2.9%
3.0%
3.1%
Total
1.3%
0.9%
1.3%
1.4%
1.1%
1.3%
1.4%
SMEs + Corporate
Dec-19
Dec-20
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

The over-90-day delinquency ratio reached 3.1% during the quarter, showing growth of 0.39 p.p. in twelve months and 0.06 p.p. over three months. The indicators remain under control and in line with the normal cycle of business.

More recent loan vintages (from 1Q22 onwards) are of higher quality, with an over-90-day delinquency ratio of 2.3%, or 1.5 p.p. lower than older vintages.

[1] Loan operations overdue for more than 90 days relative to the overall loan portfolio in BR-GAAP

DELINQUENCY RATIO

INDIVIDUALS reached 4.3% in the quarter, growing by 0.62 p.p. in the year and declining 0.04 p.p over three months.

CORPORATE & SMEs came to 1.4% in December 2022, rising by 0.07 p.p. in the year and 0.16 p.p. in the quarter

15-TO-90-DAY[2]



5.2%
4.3%
5.0%
5.9%
5.9%
6.1%
6.3%
Individuals
3.9%
2.8%
3.5%
4.2%
4.2%
4.3%
4.5%
Total
1.9%
1.1%
1.4%
1.9%
1.9%
1.9%
2.0%
SMEs + Corporate
Dec-19
Dec-20
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

The 15-to-90-day delinquency ratio came to 4.5% in December 2022, advancing by 1.01 p.p. in the year and 0.22 p.p. in the quarter.

More recent loan vintages (from 1Q22 onwards) are of higher quality, with a 15-to-90-day delinquency ratio of 3.8%, or 1.4 p.p. lower than older vintages.

[2] Loan operations overdue between 15 and 90 days relative to the overall loan portfolio in BR-GAAP

DELINQUENCY RATIO

INDIVIDUALS hit 6.3% in December 2022, up by 1.31 p.p. annually and 0.26 p.p. quarterly.

CORPORATE & SMEs stood at 2.0%, increasing by 0.58 p.p. on yearly basis and 0.12 p.p. over three months

NPL FORMATION

NPL formation amounted to R$ 7,703 million in December 2022, impacted by growth in the renegotiated portfolio of 56.2% in the year and 4.4% in the quarter, as well as increases in the over-90-day NPL balance of 21.4% in annual terms and 3.2% on a quarterly basis, especially in individual segment.

The NPL formation to loan portfolio ratio was 1.59% in the quarter, climbing by 0.26 p.p. in twelve months and declining by 0.27 p.p. over three months.



% NPL Formation Loan Portolfio
% NPL Formation w/o renegotiated portfolio
1.33%
1.84%
1.86%
1.86%
1.59%
1.16%
0.99%
0.96%
1.07%
1.27%
4Q21
1Q22
2Q22
3Q22
4Q22

NPL formation is calculated by adding the portfolio written-off as loss during the period to changes in the over-90-day non-performing loan portfolio and the renegotiated loan portfolio balances, over the loan portfolio of the preceding quarter

COVERAGE RATIO

(Over 90 days)

The balance of allowance for loan losses totaled R$ 34,453 million in December 2022, growing by 27.0% annually and 5.2% quarterly.

Required provisions increased by 42.7% in twelve months and 5.9% over three months, in line with the portfolio profile, affected by a subsequent event in the Wholesale segment during the quarter, as noted earlier.

The coverage ratio stood at 230% in December 2022, representing growth of 10.1 p.p. year-over-year and 4.5 p.p. quarter-over-quarter.



220%
215%
224%
226%
230%
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

RENEGOTIATED LOAN PORTFOLIO (R$ million)

Loan renegotiations were R$ 36,922 million in December 2022, recording increases of 56.2% over twelve months and 4.4% in three months. This growth is the result of our proactive risk management, though origination is already reaching more steady levels.

The renegotiated loan portfolio provisioning ratio advanced by 1.83 p.p. on an annual basis and 0.42 p.p. in quarterly terms, reaching 48.9%.



Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Provisioning ratio
47.1%
45.4%
46.6%
48.5%
48.9%
23,634
11,121
27,567
12,508
31,684
14,775
35,381
17,149
36,922
18,050
4Q21
1Q22
2Q22
3Q22
4Q22

These operations include loan agreements that have been renegotiated to allow payment under terms agreed upon with customers, as well as renegotiations of loans that have previously been written off

FUNDING

Customer funding totaled **R$ 545,316 million** in December 2022, up by 10.5% in twelve months, largely reflecting higher volumes of time deposits, financial bills, as well as real estate credit notes ("LCI"), agribusiness credit notes ("LCA"), and secured real estate notes ("LIG"), given the greater attractiveness of fixed income funding, due to the current interest rate level. On a quarterly basis, customer funding rose 3.4%, attributable to increased volumes of time deposits, debentures, financial bills, and LCI/LCA/LIG.

	Dec-22	Dec-21	Var.	Sep-22	Var.
(R$ million)			12M		3M
Demand deposits	35,337	40,454	-12.6%	39,517	-10.6%
Saving deposits	60,204	65,220	-7.7%	60,237	-0.1%
Time deposits	320,704	293,242	9.4%	310,981	3.1%
Financial Bills	38,128	28,726	32.7%	36,909	3.3%
Others[1]	90,943	65,820	38.2%	79,652	14.2%
Funding from clients	**545,316**	**493,462**	**10.5%**	**527,297**	**3.4%**

CREDIT/FUNDING RATIO

FUNDING VS. CREDIT	Dec-22	Dec-21	Var.	Sep-22	Var.
(R$ million)			12M		3M
Funding from customers (A)	**545,316**	**493,462**	**10.5%**	**527,297**	**3.4%**
(-) Reserve Requirements	(73,109)	(68,589)	6.6%	(73,496)	-0.5%
Funding Net of Reserve Requirements	**472,206**	**424,873**	**11.1%**	**453,801**	**4.1%**
Borrowing and Onlendings	14,046	11,858	18.5%	11,777	19.3%
Subordinated Debts	19,538	19,641	-0.5%	20,009	-2.4%
Offshore Funding	82,183	92,681	-11.3%	91,797	-10.5%
Total Funding (B)	**587,973**	**549,053**	**7.1%**	**577,383**	**1.8%**
Assets under management[2]	389,055	384,691	1.1%	396,426	-1.9%
Total Funding and Asset under management	**977,028**	**933,744**	**4.6%**	**973,809**	**0.3%**
Total Credit (C)	**489,687**	**462,749**	**5.8%**	**484,252**	**1.1%**
C / B (%)	**83.3%**	**84.3%**	**-1.0 p.p.**	**83.9%**	**-0.6 p.p.**
C / A (%)	**89.8%**	**93.8%**	**-4.0 p.p.**	**91.8%**	**-2.0 p.p.**

The volume of assets under management was R$ 389,055 million in December 2022, representing a 1.1% growth in the year and a 1.9% decline in the quarter.

EVOLUTION OF FUNDING (R$ billion)



Funding from customers
Loan Portfolio/ Funding from Customers
93.8%
92.0%
89.5%
91.8%
89.8%
493.5
494.6
523.7
527.3
545.3
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

The loan portfolio to customer funding ratio stood at 89.8% in December 2022, down by 4.0 p.p. relative to the same period of the previous year and 2.0 p.p. over the quarter.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding hit 83.3% in December 2022, decreasing by 1.0 p.p. in twelve months and 0.6 p.p. in three months.

Santander maintains satisfactory and comfortable levels of liquidity, ensuring stability between funding and lending through its consolidated funding structure.

[1] Including Debentures, Real Estate Credit Notes ("LCI"), Agricultural Credit Notes ("LCA"), Secured Real Estate Notes ("LIG") and Certificates of Structured Operations ("COE"). [2] According to ANBIMA



BIS Ratio

The BIS ratio reached 13.9%, which represents a reduction of 1.0 p.p. when compared to the same period in the preceding year, mostly due a 6.3% increase in risk-weighted assets (RWA), particularly credit risk.

In the quarter, the BIS ratio dropped 0.5 p.p., driven by both a 3.5% drop in regulatory capital, mostly due to a rise in deductions, and an increase in risk-weighted assets over the period.

The BIS ratio exceeds by 2.4 p.p. the sum of the minimum regulatory capital and conservation capital requirements.


% CET 1
% BIS Ratio
14.9%
11.6%
14.7%
11.7%
14.2%
11.1%
14.5%
11.3%
13.9%
10.8%
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

OWN RESOURCES AND BIS	Dec-22	Dec-21	Var.	Sep-22	Var.
(R$ million)			12M		3M
Tier I Regulatory Capital	75,944	76,970	-1.3%	79,069	-4.0%
CET1	69,229	69,920	-1.0%	72,005	-3.9%
Additional Tier I	6,715	7,050	-4.8%	7,064	-4.9%
Tier II Regulatory Capital	13,110	12,591	4.1%	13,208	-0.7%
Adjusted Regulatory Capital (Tier I and II)	**89,053**	**89,561**	**-0.6%**	**92,277**	**-3.5%**
Risk Weighted Assets (RWA)	**638,636**	**600,741**	**6.3%**	**637,457**	**0.2%**
Credit Risk Capital requirement	559,231	527,119	6.1%	554,105	0.9%
Market Risk Capital requirement	19,332	15,122	27.8%	23,278	-17.0%
Operational Risk Capital requirement	60,073	58,500	2.7%	60,073	0.0%
Basel Ratio	**13.9%**	**14.9%**	**-1.0 p.p.**	**14.5%**	**-0.5 p.p.**
Tier I	**11.9%**	**12.8%**	**-0.9 p.p.**	**12.4%**	**-0.5 p.p.**
CET1	10.8%	11.6%	-0.8 p.p.	11.3%	-0.5 p.p.
Tier II	**2.1%**	**2.1%**	**0.0 p.p.**	**2.1%**	**0.0 p.p.**



FREE FLOAT

Santander Brasil has a free float of **9.52%** and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão under the ticker symbols **SANB3** (common shares), **SANB4** (preferred shares), and **SANB11** (units). Each unit is composed of one common share and one preferred share.

Our shares are also listed on the New York Stock Exchange (NYSE) under the ticker symbol BSBR.

OWNERSHIP STRUCTURE | FREE-FLOAT BREAKDOWN[1]

	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group[2]	3,444,615	90.20%	3,277,952	89.08%	6,722,567	89.65%
Treasury Shares	31,162	0.82%	31,162	0.85%	62,323	0.83%
Free Float	342,918	8.98%	370,723	10.07%	713,641	9.52%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of December 30th, 2022. [2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management

FREE-FLOAT (Dec/22)


Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE
27.5%
31.9%
40.6%

STOCK PERFORMANCE

TOTAL RETURN (TOTAL RETURN ANALYSIS) | 5 YEARS


144
IBOV
124
Source: Bloomberg
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22

In December of 2022, our market cap was R$ 105.8 billion, down by 6.4% from the comparable period in 2021 and 7.3% lower than September 2022.

EARNINGS DISTRIBUTION

In 2022, we distributed a total of R$ 8,100 million in dividends and interest on capital ("IoC"). In addition, the distribution of IoC totaling R$ 1,700 million, related to the 2023 fiscal year, was approved on January 19, 2023, to be paid beginning March 6, 2023 based on the shareholders' registrations on the 26th January 2023.

MANAGERIAL RESULTS RECONCILIATION	4Q22	Reclassifications					4Q22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**12,706**	**(67)**	**(163)**	**-**	**-**	**41**	**12,517**
Allowance for Loan Losses	(7,403)	-	80	-	-	(41)	(7,364)
Net Interest Income after Loan Losses	**5,303**	**(67)**	**(83)**	**-**	**-**	**-**	**5,153**
Fees	5,075	-	-	-	-	-	5,075
General Expenses	(5,513)	-	-	80	(617)	-	(6,049)
Personnel Expenses	(2,047)	-	-	-	(617)	-	(2,663)
Administrative Expenses	(3,466)	-	-	80	-	-	(3,386)
Tax Expenses	(1,360)	67	-	-	-	-	(1,292)
Investments in Affiliates and Subsidiaries	26	-	-	-	-	-	26
Other Operating Income/Expenses	(1,512)	-	83	-	-	-	(1,429)
Operating Income	**2,018**	**-**	**-**	**80**	**(617)**	**-**	**1,482**
Non Operating Income	93	-	-	-	-	-	93
Net Profit before Tax	**2,112**	**-**	**-**	**80**	**(617)**	**-**	**1,575**
Income Tax and Social Contribution	189	-	-	-	-	-	189
Profit Sharing	(617)	-	-	-	617	-	-
Minority Interest	(75)	-	-	-	-	-	(75)
Net Profit	**1,609**	**-**	**-**	**80**	**-**	**-**	**1,689**

MANAGERIAL RESULTS RECONCILIATION	3Q22	Reclassifications					3Q22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**12,810**	**60**	**(272)**	**-**	**-**	**(1)**	**12,598**
Allowance for Loan Losses	(6,482)	-	272	-	-	1	(6,209)
Net Interest Income after Loan Losses	**6,328**	**60**	**0**	**-**	**-**	**-**	**6,388**
Fees	4,734	-	-	-	-	-	4,734
General Expenses	(5,208)	-	-	83	(566)	-	(5,691)
Personnel Expenses	(1,974)	-	-	-	(566)	-	(2,540)
Administrative Expenses	(3,234)	-	-	83	-	-	(3,150)
Tax Expenses	(1,106)	(60)	-	-	-	-	(1,166)
Investments in Affiliates and Subsidiaries	46	-	-	-	-	-	46
Other Operating Income/Expenses	(991)	-	(0)	-	-	-	(991)
Operating Income	**3,804**	**-**	**-**	**83**	**(566)**	**-**	**3,321**
Non Operating Income	33	-	-	-	-	-	33
Net Profit before Tax	**3,837**	**-**	**-**	**83**	**(566)**	**-**	**3,354**
Income Tax and Social Contribution	(227)	-	-	-	-	-	(227)
Profit Sharing	(566)	-	-	-	566	-	-
Minority Interest	(5)	-	-	-	-	-	(5)
Net Profit	**3,039**	**-**	**-**	**83**	**-**	**-**	**3,122**

RECON CILIATION

ACCOUNTING AND MANAGERIAL RESULTS

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

MANAGERIAL RESULTS RECONCILIATION	2022						2022
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events4	Managerial
Net Interest Income	**52,921**	**(129)**	**(933)**	**-**	**-**	**(31)**	**51,827**
Allowance for Loan Losses	(24,806)	-	844	-	-	31	(23,930)
Net Interest Income after Loan Losses	**28,115**	**(129)**	**(89)**	**-**	**-**	**-**	**27,897**
Fees	19,308	-	-	-	-	-	19,308
General Expenses	(20,813)	-	-	330	(2,222)	-	(22,706)
Personnel Expenses	(7,864)	-	-	-	(2,222)	-	(10,086)
Administrative Expenses	(12,949)	-	-	330	-	-	(12,619)
Tax Expenses	(5,012)	129	-	-	-	-	(4,883)
Investments in Affiliates and Subsidiaries	115	-	-	-	-	-	115
Other Operating Income/Expenses	(4,958)	-	89	-	-	-	(4,869)
Operating Income	**16,755**	**-**	**-**	**330**	**(2,222)**	**-**	**14,862**
Non Operating Income	543	-	-	-	-	-	543
Net Profit before Tax	**17,298**	**-**	**-**	**330**	**(2,222)**	**-**	**15,405**
Income Tax and Social Contribution	(2,326)	-	-	-	-	-	(2,326)
Profit Sharing	(2,222)	-	-	-	2,222	-	-
Minority Interest	(179)	-	-	-	-	-	(179)
Net Profit	**12,570**	**-**	**-**	**330**	**-**	**-**	**12,900**

MANAGERIAL RESULTS RECONCILIATION	2021	Reclassifications						2021
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Getnet and elimination	Managerial
Net Interest Income	**54,671**	**2,512**	**(1,705)**	**-**	**-**	**135**	**4**	**55,617**
Allowance for Loan Losses	(15,356)	-	1,635	-	-	(135)	-	(13,856)
Net Interest Income after Loan Losses	**39,315**	**2,512**	**(70)**	**-**	**-**	**-**	**4**	**41,761**
Fees	19,363	-	-	-	-	-	(485)	18,879
General Expenses	(20,662)	-	-	1,252	(2,060)	-	258	(21,212)
Personnel Expenses	(7,131)	-	-	-	(2,060)	-	61	(9,130)
Administrative Expenses	(13,530)	-	-	1,252	-	-	197	(12,082)
Tax Expenses	(4,531)	(275)	-	-	-	-	50	(4,756)
Investments in Affiliates and Subsidiaries	69	-	-	-	-	-	-	69
Other Operating Income/Expenses	(9,892)	-	70	-	-	-	97	(9,726)
Operating Income	**23,663**	**2,237**	**-**	**1,252**	**(2,060)**	**-**	**(76)**	**25,015**
Non Operating Income	9	-	-	-	-	-	-	9
Net Profit before Tax	**23,672**	**2,237**	**-**	**1,252**	**(2,060)**	**-**	**(76)**	**25,024**
Income Tax and Social Contribution	(6,503)	(2,237)	-	-	-	164	25	(8,551)
Profit Sharing	(2,060)	-	-	-	2,060	-	-	-
Minority Interest	(121)	-	-	-	-	-	(5)	(126)
Net Profit	**14,988**	**-**	**-**	**1,252**	**-**	**164**	**(56)**	**16,347**

[1] **Foreign Exchange Hedge**: gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (branches and subsidiaries)
[2] **Credit Recovery:**
Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted provided
Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided
[3] **Amortization of Goodwill:** reversal of goodwill amortization expense
[4] **Other events:**

2021

1Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments Income Tax and Social Contribution: write-off of tax credit related to tax loss and negative CSLL tax base, as a result of the partial spin-off of Banco Santander

2Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

3Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

4Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

2022

1Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation

2Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation

4Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation



INFORMATION BY BUSINESS UNITS

CARDS

TURNOVER[1]
(R$ billion)



90.6
82.2
83.4
82.5
90.1
30.0
26.2
27.7
27.2
30.4
60.6
56.0
55.7
55.2
59.6
4Q21
1Q22
2Q22
3Q22
4Q22
Credit
Debit



AMERICAN EXPRESS
UNIQUE
AAdvantage
Santander Select
ELITE

REAL ESTATE

LOAN PORTFOLIO EVOLUTION
(R$ billion)



54.8
57.3
58.3
3%
3%
3%
97%
97%
97%
Dec-21
Sep-22
Dec-22
Corporate & SMEs
Individuals

DISTRIBUITION CHANNEL[2]



10%
41%
45%
3%
Brokers
Transfers to Homebuilders
Branches
Digital

LOAN TO VALUE[3]



66%
52%
64%
53%
64%
50%
4Q21
3Q22
4Q22
Origination (quartely average)
Loan Portfolio

CONSUMER FINANCE

TOTAL AUTO PORTFOLIO FOR INDIVIDUALS[4] BY CHANNEL
(R$ billion)



57.4
56.8
57.1
57.6
57.7
4.4
4.4
4.4
4.4
4.5
53.0
52.4
52.7
53.1
53.2
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Santander Financiamentos
Internal channel

ORIGINATION | AUTO LOANS
(R$ billion)



7.2
6.1
7.2
7.3
6.9
4Q21
1Q22
2Q22
3Q22
4Q22

[1] Card turnover excludes cash withdrawals and is calculated solely based on purchase volumes [2] Origination of individuals [3] Ratio of financing amount to guarantee value [4] Individual auto loan portfolio, generated through the internal Channel and Consumer Finance segment